WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  Michael@GoPublicDirect.com

January 11, 2012

Ms. Allicia Lam
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Golden Oasis New Energy Group, Inc. Registration Statement on Form S-1/A Amendment No. 2. File No. 333-175482

Dear Ms. Lam:

We have filed on EDGAR the above Amendment No. 1.  The responses to the comments are set forth below:

1.  We have added the following disclosure:

Keming Li and Guoling Jin jointly owned Keling Technology Inc, 50% each.  Keling Technology ceased operations in December 2011 and is now inactive.   Sales made in the latter part of 2011 from Keling Technology’s website were for inventory clearance purposes only.  No new products were ordered.  There were not any new purchases and new sales except the inventory clearance sales.     We expected to complete the inventory clearance in April 2012, although it may be longer depending upon how long it takes to fully clear the inventory, and once the clearance is done, Keling Technology will discontinue its website.

2.  We have added the following disclosure:

No notice of termination was delivered on or before January 1, 2012, and thus the Agreement is in full force and effect until June 1, 2013.

3. Revised.  The net loss of $32,041 is for the year ended June 30, 2011.

4. Revised.

Independent Registered Public Accounting Firm’s Auditors Report, Page 40

5. Revised.

Financial Statements for the Period Ended September 30, 2011, page 54

Statement of Cash Flows, page 58

6. Loans from Officer/Shareholder

As of June 30, 2010, there was an amount of $9,350 due to Officer for setting up the company. And the same amount has been returned to the Officer in March 2011.

On August 31, 2011 and September 8, 2011, the company’s officer Keming Li loan $13,956.00 & $32,335 respectively to Golden Oasis New Energy Group Inc without interest and written agreement. The payment term is on demand.

As of September 30, 2011, the balance due to officer or shareholder is $46,291.00:

For details for loans from shareholders advanced (returned), Please see the table below:

Golden Oasis New Energy Group, Inc

Date	Loans from shareholders	Loans Advanced	(Loans Returned)	Balance
5/10/2010	Loans from shareholders - Keming Li	$8,125.00	$-	$8,125.00
5/11/2010	Loans from shareholders - Keming Li	$1,225.00	$-	$9,350.00
3/31/2011	Payment to shareholders -Keming Li	$-	$(9,350.00)	$-
8/31/2011	Loans from shareholders - Keming Li	$13,955.93	$-	$13,955.93
9/8/2011	Loans from shareholders - Keming Li	$2,334.89	$-	$16,290.82
9/9/2011	Loans from shareholders - Keming Li	$30,000.00	$-	$46,290.82
Balance as of 09-30-2011		$55,640.82	$(9,350.00)	$46,290.82

Thank you for your consideration.

Sincerely,

By:	/s/ MICHAEL T. WILLIAMS, ESQ.
Michael T. Williams, Esq.